Exhibit A

Ceragon Selected by GovNET to Boost Public Safety and Government Services in the State of Arizona with Super High-Capacity, High Availability Wireless Network
February 11, 2015

Ceragon Selected by GovNET to Boost Public Safety and Government Services in the
 State of Arizona with Super High-Capacity, High Availability Wireless Network

GovNET invests $4.6 million on scalable, wireless products to carry a wide variety of affordable communications across the state

Paramus, New Jersey, February 11, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that its FibeAir® IP-20 platform has been selected by GovNET, a specialized telecommunications firm that focuses on local, state and federal agency intercommunications, to deliver a high availability, super high-capacity and scalable wireless network—backbone and access nodes—across the State of Arizona. The value of the Ceragon component of the project is $4.6 million.

The GovNET network serves the needs of mission-critical entities, including emergency services, judicial branches, schools, libraries and hospitals, to securely communicate via high-capacity connectivity previously unavailable in rural areas of the Western U.S and at affordable rates. The network is designed to handle the specific needs of government intercommunications with utmost security and reliability. It serves public safety and is compatible with FirstNet, a U.S. nationwide broadband high-speed network dedicated to public safety.

Pat Barringer, CEO of GovNET explained, “In order to span the large area of 88,000 square miles across Arizona and to deliver high-speed communications to underserved areas affordably, we opted for a high-capacity and rapidly deployable wireless network, for our access and backbone networks. Ceragon Networks’ FibeAir IP-20 platform, using 2048 QAM, allowed us to meet all of our performance requirements, using a single platform, with up to 99.999% reliability and high security, perfectly suited for mission-critical and public safety applications.”

Ceragon‘s FibeAir IP-20A, ultra-high capacity, high availability multicarrier solution provides the network’s backbone and meets all of GovNet’s current requirements, while providing the necessary scalability to expand as needs change and traffic volumes grow. The all-outdoor FibeAir IP-20C extends the network to the far reaches of the state through ultra-high capacity wireless links using licensed microwave spectrum over difficult terrain. FibeAir IP-20C’s unique multi-core architecture combines superior radio performance with reduced power consumption and form-factor, thereby providing GovNET with additional scalability as capacity can be doubled when GovNET’s needs grow – with no site visits required.

Ceragon Selected by GovNET to Boost Public Safety and Government Services in the State of Arizona with Super High-Capacity, High Availability Wireless Network
February 11, 2015

“Our FibeAir IP-20 platform offers GovNET a high capacity, scalable solution at the lowest cost of ownership,” stated Ira Palti, Ceragon’s CEO and President. “The GovNET deployment is a great example of the benefits offered by our IP-20 platform serving various customer needs and using a single operating system, CeraOS.  GovNET is able to quickly and easily deploy both the IP-20A and IP-20C, to serve both access nodes and the backbone - with maximum performance in each.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Tanya Solomon	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404) 266 2060 x507	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
jschneider@calysto.com	tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor
This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with the purported class action litigation; risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.